Exhibit 99.3

RADCOM LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints David Ripstein, President and Chief Executive Officer and Uri Birenberg, Chief Financial Officer, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Radcom Ltd. (the “Company”), which the undersigned is entitled to vote at the 2015 Annual General Meeting of Shareholders of the Company (the “Annual Meeting”), to be held at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel on Wednesday, December 30, 2015 at 3:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of 2015 Annual General Meeting of Shareholders and Proxy Statement, dated November 23, 2015.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1-8. PLEASE SIGN,
DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

1.      Re-election of directors.

1.1	Zohar Zisapel	☐	FOR	☐	AGAINST	☐	ABSTAIN
1.2	Matty Karp	☐	FOR	☐	AGAINST	☐	ABSTAIN
1.3	Heli Bennun	☐	FOR	☐	AGAINST	☐	ABSTAIN

2.      Approval of an amendment to each of our Amended and Restated Articles of Association and Memorandum of Association.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.      Approval of an amendment to our Compensation Policy.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.      Approval of the cash compensation to be paid to our directors other than the Active Chairwoman of the Board of Directors.

4.1    Cash compensation to be paid to our directors, other than Zohar Zisapel

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.2    Cash compensation to be paid to Zohar Zisapel, as a director

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.      Approval of the bonus formula for each of the years 2016-2018 for our Chief Executive Officer and President.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.      Approval of the salary to be paid to the Active Chairwoman of our Board of Directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.      Ratification of the equity-based compensation of David Ripstein, our current Chief Executive Officer and President.

☐	FOR	☐	AGAINST	☐	ABSTAIN

8.       Re-appointment of Kost Forer Gabbay & Kasierer as independent auditors and authorizing the Audit Committee to fix their remuneration.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice of the 2015 Annual General Meeting of Shareholders and Proxy Statement, dated November 23, 2015.  By signing this Proxy, the undersigned hereby certifies that the undersigned has no "personal interest" under the Israeli Companies Law in Items 3-7 (See Item No. 3 of the Proxy Statement for more information and for instructions on how to vote if you do have a "personal interest").  If you have a personal interest, please contact Mr. Uri Birenberg, the Company's Chief Financial Officer for guidance at +972-77-7745060 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

Signature: ____________________                ___________________________     Date: _____________, 2015
        title (if applicable)

Signature if held jointly: __________________          _____________________     Date: ____________, 2015
                      title (if applicable)

Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.  If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in the partnership’s name by an authorized person.